UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TYLER TECHNOLOGIES, INC. (Name of Subject Company (Issuer))
TYLER TECHNOLOGIES, INC. (Issuer) (Names of Filing Persons (Identifying Status as Offeror, Issuer, or Other Person)
Common Stock (Title of Class of Securities)
902252105 (CUSIP Number of Class of Securities)

H. Lynn Moore, Jr., Esq.
General Counsel
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225
(972) 713-3719
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With a copy to: Randall G. Ray, Esq. Gardere Wynne Sewell LLP 1601 Elm Street, Suite 3000 Dallas, Texas 75201-4761 (214) 999-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,800,000	$1,360
*
For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 4,200,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $4.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 0.0000809 of the transaction value.

**
Previously paid.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,360	Filing Party:	Tyler Technologies, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 14, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 2 ("Amendment No. 2") to the Issuer Tender Offer Statement on Schedule TO is filed by Tyler Technologies, Inc., a Delaware corporation (the "Company"), in connection with its offer to purchase up to 4,200,000 shares of common stock of the Company, $0.01 par value per share (the "Common Stock"), or such lesser number of shares as is properly tendered and not properly withdrawn, at a price specified by the Company that is not in excess of $4.00 nor less than $3.60 per share, net to the seller in cash, without interest, at which the Company's stockholders have indicated they are willing to sell their shares. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), as amended or supplemented from time to time, which together constitute the offer. This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by the Company on April 14, 2003 (the "Schedule TO") as set forth below. This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13(e)-4(c)(3) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibit (a)(1)(i) and (a)(i)(ii), respectively, is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 4 and 11.

        Items 4 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended and supplemented as follows:

        (i)    Section 7 ("Conditions of the Offer") of the Offer to Purchase is amended as follows:

          (a)  In the first paragraph on page 15, the phrase "(whether any shares have already been accepted for payment)" is deleted.

          (b)  Subparagraph (3) under the third bullet point on page 16 is deleted in its entirety and replaced with the following:

    "any changes in the general political, market, economic, or financial conditions in the U.S. or abroad that could have, in our reasonable judgment, a material adverse effect on our or our subsidiaries' business, condition (financial or otherwise), income, operations, or prospects, taken as a whole, or on the trading in the shares of our common stock or on our ability to purchase up to 4,200,000 shares of our common stock in the offer; or"

        (ii)  Subparagraph (a) under the third paragraph on page 5 of the Letter of Transmittal is deleted in its entirety and replaced with the following:

    "(a)    the tendering of shares under any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute the undersigned's representation and warranty that (i) the undersigned has a net long position in shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) such tender of shares complies with Rule 14e-4 under the Exchange Act;"

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYLER TECHNOLOGIES, INC.
	By:	/s/ H. LYNN MOORE, JR. H. Lynn Moore, Jr. Vice President and General Counsel
Dated: April 28, 2003